Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO:	THE HOLDERS OF COMMON SHARES OF CATALYST PAPER CORPORATION
NOTICE IS HEREBY GIVEN that a special meeting (the "Shareholders' Meeting") of the shareholders (the "Shareholders") of Catalyst Paper Corporation (the "Company" or "Catalyst") will be held at Catalyst's Head Office, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3 on Tuesday, January 17, 2017 at 2:00 p.m. Vancouver time, for the following purposes:
1.
To consider pursuant to an interim order of the Supreme Court of British Columbia (the "Court") dated December 9, 2016 (the "Interim Order") and, if thought advisable, to pass, with or without amendment, a special resolution (the "Shareholder Resolution"), the full text of which resolution is set forth in Appendix "A" to the accompanying management information circular (the "Circular"), approving a recapitalization (the "Recapitalization") of the Company pursuant to an arrangement under Section 192 of the Canada Business Corporations Act (the "CBCA");

2.
To consider pursuant to the Interim Order and, if thought advisable, to pass, with or without amendment, a special resolution (the "Privatization Resolution"), the full text of which resolution is set forth in Appendix "A" to the Circular, approving the repurchase for cancellation of the existing common shares of the Company (the "Common Shares") outstanding prior to the completion of the Recapitalization, other than those Common Shares held by certain parties as set forth in the Circular, for cash consideration of $0.50 per share (the "Privatization Transaction"), as a step of the Recapitalization. Completion of the Recapitalization is not conditional upon approval of the Privatization Resolution by Shareholders at the Shareholders' Meeting. Completion of the Privatization Transaction is conditional upon the receipt of discretionary exemptive relief orders from the Canadian securities regulatory authorities permitting Catalyst to cease to be a "reporting issuer" under applicable Canadian securities laws and such other conditions as set forth in the Circular; and

3.	To transact such other business as may properly come before the Shareholders' Meeting or any adjournment thereof.
AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Recapitalization, if granted, will constitute the basis for an exemption from the registration requirement of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance by the Company of Common Shares (as defined in the Circular) in connection with the Recapitalization.
The Circular contains the full text of the Shareholder Resolution and the Privatization Resolution and provides additional information relating to the subject matter of the Shareholders' Meeting, and is deemed to form part of this Notice of Special Meeting of Shareholders.
The directors have fixed the close of business on December 9, 2016 as the record date for determining Shareholders who are entitled to attend and vote at the Shareholders' Meeting.
The quorum for the Shareholders' Meeting is at least two persons present in person, being shareholders entitled to vote thereat, or duly appointed proxy or representatives for an absent shareholder so entitled and representing in the aggregate not less than 10% of the outstanding Common Shares entitled to vote at the Shareholders' Meeting.
Subject to any further order of the Court, the votes required to pass the Shareholder Resolution is at least 66⅔% of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders' Meeting. In addition, the Shareholder Resolution must also receive disinterested Shareholder approval in accordance with the requirements of the Toronto Stock Exchange and be approved by a simple majority of the votes cast by the Shareholders present in person or by proxy at the Shareholders' Meeting, voting together as a single class after excluding the Common Shares beneficially owned or over which control or direction is exercised by persons whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions.
In addition to the approvals set out above, Shareholders will vote on the Privatization Resolution to approve the Privatization Transaction. If the Privatization Resolution is approved by a separate vote of the Shareholders at the Shareholders' Meeting, the Privatization Transaction will be included as a step in the Recapitalization. In order to become effective, the Privatization Resolution must be approved by a vote of at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Shareholders' Meeting voting as a single class, and be approved by a simple majority of the votes cast by the Shareholders present in person or by proxy at the Shareholders' Meeting, voting together as a single class after excluding the Common Shares beneficially owned or over which control or direction is exercised by persons whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions.

By voting in favour of the Shareholder Resolution, Shareholders will also be voting in favour of:
(a)
the issuance of Common Shares pursuant to the Recapitalization to certain funds and entities managed or controlled by Oaktree Capital Management, L.P., which will "materially affect control" of Catalyst for the purposes of Section 604(a)(i) of the TSX Company Manual by creating a new holder holding in excess of 20% of the voting securities of Catalyst upon completion of the Recapitalization;

(b)
the issuance of Common Shares pursuant to the Recapitalization to Mudrick Capital Management, L.P., as investment manager to certain of its clients, and Cyrus Capital Partners L.P., as investment manager to certain of its managed funds, in each case as insiders of the Company, on the basis that the value of the consideration to be received by such insiders for the purposes of Section 604(a)(ii) of the TSX Company Manual would exceed 10% of the market capitalization of Catalyst; and

(c)
the issuance of Common Shares pursuant to the Recapitalization to Noteholders (as defined in the Circular) for the purposes of Section 607(g)(i) of the TSX Company Manual on the basis that more than 25% of the currently issued and outstanding Common Shares will be issued under the Recapitalization to Noteholders in exchange for their Notes (as defined in the Circular).

Registered shareholders who validly dissent from the Privatization Transaction, if implemented, will be entitled to be paid the fair value of their Common Shares subject to strict compliance with Section 190 of the CBCA, as modified by the provisions of the Interim Order, the proposed final order and the plan of arrangement with respect to the Recapitalization. The right to dissent is described in the section in the Circular entitled "The Recapitalization - Dissenting Holders' Rights under the Privatization Transaction and Exercise thereof" and the text of the Interim Order is set forth in Appendix "E" to the Circular. Failure to comply strictly with the requirements set forth in Section 190 of the CBCA, as modified, may result in the loss of any right of dissent.
The implementation of the Recapitalization is also subject to, among other things, (i) the approval of the Recapitalization by the holders of Notes holding at least 66⅔% of the votes cast by the Noteholders, voting at a separate meeting, (ii) approval of the Court, and (iii) entry of the U.S. Recognition Order (as defined in the Circular).
Shareholders are entitled to vote at the Shareholders' Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Shareholders' Meeting in person are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular.
In order to be effective, proxies must be received by CST Trust Company prior to 5:00 p.m. (Vancouver time) on January 13, 2017, or if the Shareholders' Meeting is adjourned or postponed, proxies must be received by the time that is not less than 48 hours (excluding weekends and holidays) before the time set for holding the adjourned or postponed Shareholders' Meeting. The deadline for the deposit of proxies may be waived by the Chair of the Shareholders' Meeting at his sole discretion without notice.
Proxies must be delivered to CST Trust Company at c/o Proxy Department, CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, Canada, or by fax number 1-866-781-3111 (toll free)/ (416) 368-2502 (international) or Email at proxy@canstockta.com. Registered Shareholders may also vote using the internet at www.cstvotemyproxy.com or by telephone, toll free, by calling 1-888-489-5760 using a touch-tone telephone.
If a Shareholder does not hold the Common Shares in his, her or its name, such Shareholder should contact his, her or its broker or other intermediary through which such Common Shares are held to obtain a voting instruction form or a valid form of proxy. Beneficial or non-registered Shareholders should follow the instructions on the voting instruction form provided by their bank, broker or other intermediary with respect to the procedures to be followed for voting at the Shareholders' Meeting, including with respect to the time at which the Shareholder's voting instructions must be received by such bank, broker or intermediary. Please refer to the section in the Circular entitled "Information Concerning the Meeting and General Proxy Information – Advice to Beneficial Holders of Common Shares" for information on how to vote your Common Shares.

Enclosed with the accompanying Circular for use by registered Shareholders is a Shareholder Letter of Transmittal. The Shareholder Letter of Transmittal, when properly completed and duly executed and returned to CST Trust Company, together with a certificate or certificates, if any, representing Common Shares and all other required documents, will enable each registered Shareholder to obtain such Shareholder's cash consideration under the Privatization Transaction, if approved by Shareholders at the Shareholders' Meeting and the other conditions to the Privatization Transaction described in the Circular are satisfied.
DATED at Vancouver, British Columbia, this 14th day of December, 2016.

 BY ORDER OF THE BOARD OF DIRECTORS
(signed) "James Isaac"
James Isaac
 Corporate Legal Counsel and Corporate Secretary